Exhibit 99.1

TransCanada PipeLines Limited

EARNINGS COVERAGE

MARCH 31, 2007

The following financial ratios have been calculated on a consolidated basis for the respective 12 month period ended March 31, 2007 and are based on unaudited financial information.  The financial ratios have been calculated based on financial information prepared in accordance with Canadian generally accepted accounting principles.  The following ratios have been prepared based on net income:

March 31, 2007

Earnings coverage on long-term debt	2.4 times

Earnings coverage on long-term debt and First Preferred Shares	2.3 times